Exhibit 99.5

Mailing Address: PO Box 9431 Stn Prov Govt Victoria BC V8W 9V3 www.corporateonline.gov.bc.ca	Location: 2nd Floor - 940 Blanshard Street Victoria BC 1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies
Notice of Articles BUSINESS CORPORATIONS ACT	T.K. SPARKS

This Notice of Articles was issued by the Registrar on: October 3, 2023 10:47 AM Pacific Time

Incorporation Number:	BC1397468

Recognition Date and Time:	Incorporated on January 23, 2023 02:51 PM Pacific Time

NOTICE OF ARTICLES

Name of Company:

LITHIUM AMERICAS CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
300 - 900 WEST HASTINGS STREET	300 - 900 WEST HASTINGS STREET
VANCOUVER BC V6C 1E5	VANCOUVER BC V6C 1E5
CANADA	CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
300 - 900 WEST HASTINGS STREET	300 - 900 WEST HASTINGS STREET
VANCOUVER BC V6C 1E5	VANCOUVER BC V6C 1E5
CANADA	CANADA

Page: 1 of 3

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Chubbs, Fabiana

Mailing Address:	Delivery Address:
400 - 900 WEST HASTINGS STREET	400 - 900 WEST HASTINGS STREET
VANCOUVER BC V6C 1E5	VANCOUVER BC V6C 1E5
CANADA	CANADA

Last Name, First Name, Middle Name:
Kirkman, Zach

Mailing Address:	Delivery Address:
400 - 900 WEST HASTINGS STREET	400 - 900 WEST HASTINGS STREET
VANCOUVER BC V6C 1E5	VANCOUVER BC V6C 1E5
CANADA	CANADA

Last Name, First Name, Middle Name:
Dushnisky, Kelvin

Mailing Address:	Delivery Address:
400 - 900 WEST HASTINGS STREET	400 - 900 WEST HASTINGS STREET
VANCOUVER BC V6C 1E5	VANCOUVER BC V6C 1E5
CANADA	CANADA

Last Name, First Name, Middle Name:
Gao, Yuan

Mailing Address:	Delivery Address:
400 - 900 WEST HASTINGS STREET	400 - 900 WEST HASTINGS STREET
VANCOUVER BC V6C 1E5	VANCOUVER BC V6C 1E5
CANADA	CANADA

Last Name, First Name, Middle Name:
Evans, Jonathan

Mailing Address:	Delivery Address:
400 - 900 WEST HASTINGS STREET	400 - 900 WEST HASTINGS STREET
VANCOUVER BC V6C 1E5	VANCOUVER BC V6C 1E5
CANADA	CANADA

Last Name, First Name, Middle Name:
Brown, Michael

Mailing Address:	Delivery Address:
400 - 900 WEST HASTINGS STREET	400 - 900 WEST HASTINGS STREET
VANCOUVER BC V6C 1E5	VANCOUVER BC V6C 1E5
CANADA	CANADA

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Last Name, First Name, Middle Name:
Magie, Jinhee

Mailing Address:	Delivery Address:
400 - 900 WEST HASTINGS STREET	400 - 900 WEST HASTINGS STREET
VANCOUVER BC V6C 1E5	VANCOUVER BC V6C 1E5
CANADA	CANADA

Last Name, First Name, Middle Name:
Montgomery, Philip

Mailing Address:	Delivery Address:
400 - 900 WEST HASTINGS STREET	400 - 900 WEST HASTINGS STREET
VANCOUVER BC V6C 1E5	VANCOUVER BC V6C 1E5
CANADA	CANADA

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

August 4, 2023

AUTHORIZED SHARE STRUCTURE
1. No Maximum Common Shares	Without Par Value

Without Special Rights or Restrictions attached

Page: 3 of 3